Exhibit (a)(5)(i)
TIMCO AVIATION SERVICES, INC. AMENDS ITS OFFER FOR EARLY CONVERSION
OF ITS OUTSTANDING SENIOR AND JUNIOR SUBORDINATED PIK NOTES
INTO COMMON STOCK TO INCLUDE A 15% INDUCEMENT PREMIUM
Greensboro, North Carolina, September 20, 2005 — TIMCO Aviation Services, Inc. (OTCBB:TMAS) today announced that it has amended its previously announced offer to the holders of its 8% senior subordinated convertible PIK notes due 2006 (“Senior Notes”) and to the holders of its 8% junior subordinated convertible PIK notes due 2007 (“Junior Notes”, and collectively with the Senior Notes, the “Notes”) for an early conversion of their Notes into shares of the Company’s authorized but unissued common stock (“Common Stock”). In the amended offer, holders will receive a 15% inducement premium payable in shares of Common Stock. The amended offer and consent solicitation will expire at 5:00 p.m., New York City time on October 6, 2005, unless extended by the Company. The other terms of the offer and consent solicitation remain the same. As of September 20, 2005, based on the changes to the terms of the tender offer announced in this press release, the holders of approximately 90% of the aggregate principal amount of the Senior Notes and the Junior Notes (91% of the Senior Notes and 18% of the Junior Notes) have tendered or agreed to tender in the offer and consent solicitation.
Under the terms of the amended offer and consent solicitation, for each $1,000 in principal amount of Senior Notes, including PIK interest and any accrued but unpaid interest thereon, noteholders whose Senior Notes are accepted in the offer and consent solicitation will receive:
•	the approximate 2,080 shares of Common Stock that they would have received upon the automatic conversion of their Senior Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 312 shares of Common Stock.
Under the terms of the amended offer and consent solicitation, for each $1,000 in principal amount of Junior Notes, including PIK interest and any accrued but unpaid interest thereon, noteholders whose Junior Notes are accepted in the offer and consent solicitation will receive:
•	the approximate 2,056 shares of Common Stock that they would have received upon the automatic conversion of their Junior Notes into equity at their maturity, plus

•	a conversion premium equal to approximately 294 shares of Common Stock.
This press release is not an offer or solicitation for the early conversion of the Notes into Common Stock, which can only be made on the terms and subject to the conditions described in the Tender Offer Statement (including an offering circular, as it may be amended, a related letter of transmittal and other offer documents) filed with the U.S. Securities and Exchange Commission (“SEC”). The Tender Offer Statement is being made available to all holders of Notes at no expense to them. The Tender Offer Statement is also available at no charge at the SEC’s website at http://www.sec.gov. The Tender Offer Statement contains important information that should be read carefully before any decision is made with respect to the offer and consent solicitation.
TIMCO Aviation Services, Inc. is among the world’s largest providers of aviation maintenance, repair and overhaul (MRO) services for major commercial airlines, regional air carriers, aircraft leasing companies, government and military units and air cargo carriers. The Company currently operates four MRO businesses: Triad International Maintenance Corporation (known as TIMCO), which, with its four active locations (Greensboro, NC; Macon, GA; Lake City, FL and Goodyear, AZ), is one of the largest independent providers of heavy aircraft maintenance services in the world and also provides aircraft storage and line maintenance services; Brice Manufacturing, which specializes in the manufacture and sale of new aircraft seats and aftermarket parts and in the refurbishment of aircraft interior components; TIMCO Engineered Systems, which provides engineering services both to our MRO operations and our customers; and TIMCO Engine Center, which refurbishes JT8D engines and performs on-wing repairs for both JT8D and CFM-56 series engines. Visit TIMCO online at www.timco.aero.
This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from forecasted results. A number of factors, including those identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, could adversely affect the Company’s ability to obtain these results. Copies of the Company’s filings with the U.S. Securities and Exchange Commission are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.